UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

MATTERSIGHT CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

577097108
(CUSIP Number)

Anthony O. Pergola, Esq.
Richard Bernstein, Esq.
Lowenstein Sandler PC
1251 Avenue of the Americas, 18th Floor
New York, NY 10020
(212) 204-8689
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        577097108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Investor AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	2,364,209*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	2,364,209*
Person With	10. Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,364,209*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13	Percent of Class Represented by Amount in Row (11): 14.0%*

14.	Type of Reporting Person (See Instructions): HC

*As of December 27, 2011 (the “Filing Date”), Investor AB, a limited liability company incorporated under the laws of Sweden (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based upon information received from the Company on December 23, 2011, as of such date, there were 16,925,682 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 14.0% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by an affiliate of the Reporting Person and a member of the Board of Directors of the Company (the “Senior Executive Employee”) holds options to acquire 50,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common shares, $0.01 par value per share (the “Common Shares”), of Mattersight Corporation, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 200 South Wacker Drive, Suite 820, Chicago, Illinois 60606.

Item 2.   Identity and Background.

       This statement is being filed by Investor AB (the “Reporting Person”), a limited liability company incorporated under the laws of Sweden, whose business address is Arsenalsgatan 8c, S-103, 32 Stockholm, Sweden.  The Reporting Person is a publicly held limited liability company engaged principally in business as a diversified industrial holding company.  The Reporting Person, through one or more intermediate entities, provides various services to, among other parties, IGC Fund VI, L.P., a Delaware limited partnership (the “Fund”).  The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Fund.

       The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or no is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       All of the funds used in making the purchases of the Common Shares described in this Schedule 13D came from the assets of the Fund.  The aggregate amount of funds used to make the purchases of the Common Shares described in this Schedule 13D was US$10,224,077.

Item 4.   Purpose of Transaction.

       The acquisition of the securities referred to herein is for investment purposes.  In connection with the transactions contemplated by the Company Securities Purchase Agreement (as more fully described in Item 5 of this Schedule 13D), a senior executive employed by an affiliate of the Reporting Person (the “Senior Executive Employee”) was appointed to the Company’s Board of Directors.

       Except as otherwise set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       Based upon information received from the Company on December 23, 2011, as of such date, there were 16,925,682 issued and outstanding Common Shares.  As of December 27, 2011 (the “Filing Date”), the Fund holds 2,364,209 Common Shares. The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Thus, as of the Filing Date, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 14.0% of the Common Shares issued and outstanding.

       On December 19, 2011, the Fund entered into a Securities Purchase Agreement (the “Company Securities Purchase Agreement”) with the Company pursuant to which the Fund purchased 1,252,609 Common Shares at a price of $4.79 per share from the Company. The aggregate consideration received by the Company from the sale of the Common Shares to the Fund was $5,999,997.  In addition, pursuant to the terms of the Company Securities Purchase Agreement, the Company agreed to appoint the Senior Executive Employee to the Company’s Board of Directors.  The Company appointed the Senior Executive Employee to the Company’s Board of Directors effective on December 20, 2011.  In connection with the appointment to the Company’s Board of Directors, the Company granted the Senior Executive Employee options to purchase 50,000 Common Shares with an option price of $4.89 per share, vesting over 48 months and a 10 year term.

       On December 19, 2011, the Fund entered into a Securities Purchase Agreement (the “TCV Securities Purchase Agreement”) with affiliates of Technology Crossover Ventures (“TCV”) pursuant to which the Fund purchased 1,111,600 Common Shares from TCV at a price of $3.80 per share. The aggregate consideration received by TCV from the sale of the Common Shares to the Fund was $4,224,080.

       On December 19, 2011, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Fund. Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to file a registration statement on Form S-3 with the U.S. Securities and Exchange Commission (the “Registration Statement”) within 90 days following the closing of the sale of Common Shares to the Fund by the Company to enable the resale of the Common Shares acquired by the Fund pursuant to the Company Securities Purchase Agreement and the TCV Securities Purchase Agreement. The Company has further agreed to use its best efforts to cause the Registration Statement to become effective within 180 days after the closing of the sale of Common Shares to the Fund by the Company, as set forth above.

       Nothing set forth herein shall be construed as an admission by the Reporting Person, or any other person or entity, that the Reporting Person, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Act, or for any other purposes.

       There were no transactions in the Common Shares (or securities convertible into, exercisable for or exchangeable for Common Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to December 19, 2011, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

       The descriptions of the Company Securities Purchase Agreement, the TCV Securities Purchase Agreement and the Registration Rights Agreement set forth above are qualified in their entirety by reference to the complete documents which are attached to this Schedule 13D or incorporated by reference, as more fully set forth in Item 7 hereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person, or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

       7.1           Company Securities Purchase Agreement, dated December 19, 2011 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report filed on Form 8-K and filed with the U.S. Securities and Exchange Commission on December 22, 2011).

       7.2           TCV Securities Purchase Agreement, dated December 19, 2011.

       7.3           Registration Rights Agreement, dated December 19, 2011 (incorporated by reference to Exhibit 10.5 of the Company’s Current Report filed on Form 8-K and filed with the U.S. Securities and Exchange Commission on December 22, 2011).

[signatures follow on the next page]

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2011

INVESTOR AB

By:	/s/ Michael V. Oporto
Name: Michael V. Oporto
Title: Authorized Signatory

By:	/s/ Stephen M. Campe
Name: Stephen M. Campe
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 7.2

TCV SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of December 19, 2011 (the “Effective Date”) by and among TCV IV, L.P., TCV IV Strategic Partners, L.P., TCV III (GP), TCV III, L.P., TCV III (Q), L.P. and TCV III Strategic Partners, L.P. (each, a “Seller,” and, collectively, the “Sellers”) and IGC Fund VI, L.P. (the “Purchaser”).

WITNESSETH:

WHEREAS, prior to the consummation of the transactions contemplated by this Agreement (the “Transactions”), each of the Sellers own the book entry shares (the “Mattersight Book Entry Shares”), as set forth on Exhibit A annexed to this Agreement, of the common stock, par value $0.01 per share (the “Mattersight Common Stock”), of Mattersight Corporation (formerly known as eLoyalty Corporation), a Delaware corporation (the “Company”);

WHEREAS, prior to the consummation of the Transactions, each of the Sellers own the certificated shares (the “Mattersight Certificated Shares,” and, together with the Mattersight Book Entry Shares, the “Purchased Securities”), as set forth on Exhibit B annexed to this Agreement, of the Mattersight Common Stock;

WHEREAS, each of the Sellers are a party to that certain Amended and Restated Investor Rights Agreement, dated as of December 19, 2001, by and among the Company and certain of the Company’s investors (the “Investor Rights Agreement”);

WHEREAS, the Sellers desire to sell, assign, transfer, convey and deliver the Purchased Securities to the Purchaser, and the Purchaser desires to purchase, pay for, acquire and accept from each of the Sellers the Purchased Securities, upon the terms and conditions as are more fully set forth in this Agreement; and

WHEREAS, each of the Sellers and the Purchaser believe it to be in their respective best interests to enter into and perform this Agreement on the terms set forth herein, and to consummate the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants contained herein and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section  1.  Purchase and Sale of the Purchased Securities.

(a) Upon the terms and subject to the conditions of this Agreement, and on the basis of the representations, warranties, acknowledgments, waivers, covenants and agreements contained herein, (i) each of the Sellers hereby sells, assigns, transfers, conveys and delivers to the Purchaser, the Purchased Securities, and (ii) the Purchaser hereby purchases, pays for, acquires and accepts from each of the Sellers, the Purchased Securities.

Section 2. Purchase Price.  Upon the terms and subject to the conditions of this Agreement, in consideration of the sale, assignment, transfer conveyance and delivery of the Purchased Securities, the Purchaser hereby agrees to deliver to the Sellers, a purchase price of Three Dollars and Eighty Cents ($3.80) per share of the Purchased Securities, or an aggregate price of Four Million Two Hundred Twenty-Four Thousand Eighty Dollars ($4,224,080), allocated amongst the Sellers for the Mattersight Book Entry Shares and the Mattersight Certificated Shares as set forth on Exhibit A and Exhibit B annexed to this Agreement (the “Purchase Price”).  The Purchase Price shall be paid in full in cash as set forth in Section 4 of this Agreement.

Section 3. Closing; Closing Deliverables.  The closing of the purchase and sale of the Purchased Securities pursuant to this Agreement (the “Closing”) shall take place as promptly as possible after the execution and delivery of this Agreement by the parties.  At the Closing:

(a) each of the Sellers shall promptly deliver to the Company’s transfer agent (the “Transfer Agent”) (i) an executed and medallion guaranteed Transfer of Stock Ownership Form (the “Transfer Instructions”) required by the Transfer Agent to, among other things, instruct the Transfer Agent to make the necessary and proper notations in the stock transfer records of the Company to transfer the Mattersight Certificated Shares to the Purchaser and to reflect the purchase and sale of the Mattersight Certificated Shares effected hereby and (ii) the original Mattersight Certificated Shares certificates as set forth on Exhibit B annexed to this Agreement;

(b) the Purchaser shall promptly deliver to the Transfer Agent an executed set of Transfer Instructions which such instructions shall include the applicable information required by the Transfer Agent from the Purchaser for the transfer of the Mattersight Certificated Shares as contemplated by this Agreement;

(c) each of the Sellers shall promptly instruct their respective prime brokers or other similar custodians to deliver the Mattersight Book Entry Shares to the Purchaser via DTC pursuant to the DTC instructions as set forth on Exhibit A annexed to this Agreement; and

(d) each of the Sellers and the Purchaser shall execute and deliver all such further documents and instruments, and take all such further actions, reasonably requested by any party hereto, the Transfer Agent and/or the Company that are consistent with the terms of this Agreement in order to properly effect and memorialize the Transactions.

Section 4. Payment of Purchase Price.

(a) Upon receipt of the Mattersight Book Entry Shares delivered to the Purchaser as more fully set forth in Section 3(c) of this Agreement, the Purchaser shall instruct its prime broker or other similar custodian to deliver to the Sellers the Purchase Price for the Mattersight Book Entry Shares by wire transfer in immediately available funds to the respective accounts set forth on Exhibit A annexed to this Agreement.

(b) Upon oral confirmation from the Transfer Agent that the necessary and proper Transfer Instructions and the Mattersight Certificated Shares have been received by the Transfer Agent, the Purchaser shall promptly deliver the Purchase Price to the Sellers for the Mattersight Certificated Shares, allocated among the Sellers as set forth on Exhibit B annexed to this Agreement, by wire transfer in immediately available funds to the respective accounts set forth on Exhibit B annexed to this Agreement.

Section 5. Distributions.  All distributions and other rights or benefits made in respect of the Purchased Securities, or that became attributable thereto, having a record date on or after December 19, 2011 (collectively, the “Distributions”), are for the account of the Purchaser.  If the Sellers receive any such Distributions, the Seller shall as promptly as practicable deliver the Distributions to the Purchaser and shall have no equitable or beneficial interest in the Distributions.

Section 6. Sellers’ Representations, Warranties and Acknowledgements.  Each of the Sellers hereby represents, warrants and acknowledges to the Purchaser as follows:

(a) Each Seller has full power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder, all of which have been duly authorized by all requisite action.  This Agreement has been duly authorized, executed and delivered by each Seller and constitutes a valid and binding agreement of each Seller, enforceable against such Seller in accordance with its terms.

(b) Except for any applicable provisions of the Investor Rights Agreement, no Seller is subject to any provision of their respective constituent documents, operating agreement or any other agreement, instrument, law, rule, regulation, order, decree or judgment of any governmental authority or other restriction that would prevent the consummation of the Transactions.

(c) No notice to, filing with, or authorization, registration, consent or approval of any governmental authority or other person is necessary for the execution, delivery or performance of this Agreement or the consummation of the Transactions contemplated hereby by the Sellers.

(d) Each Seller is the sole record and the beneficial owner of, and has good and valid title to, the Purchased Securities being sold by it pursuant to this Agreement free and clear of any claims, liens or encumbrances of any kind.

(e) No broker or intermediary has been retained by the Sellers, or otherwise shall be entitled to compensation from the Sellers, in connection with the Transactions.

(f) Assuming the accuracy of the representations and warranties of the Purchaser contained in this Agreement, (i) the Purchased Securities were not offered by the Sellers’ actions to the Purchaser by any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D under the Securities Act of 1933, as amended (the “Act”), (ii) neither the Sellers nor anyone acting on the Sellers’ behalf and at the Sellers’ direction has taken any action which would subject the sale of the Purchased Securities sold to the Purchaser pursuant to this Agreement to the registration provisions of Section 5 of the Act, (iii) the sale of the Purchased Securities sold to the Purchaser pursuant to this Agreement does not require registration under the Act and (iv) the Sellers are not selling the Purchased Securities to the Purchaser pursuant to this Agreement in connection with any distribution thereof in violations of the Act.

(g) The Purchaser has informed each of the Sellers that the Purchaser may be in possession of information concerning the Company which may be material and/or nonpublic (collectively, the “Information”) which, if publicly disclosed, could foreseeably affect the value of the Purchased Securities, including Information that may be indicative that the value of such securities is substantially greater than the purchase price being paid for such securities by the Purchaser as set forth herein.  Notwithstanding the Purchaser’s possession of the Information which is not being disclosed to the Sellers, each of the Sellers wishes to enter into the Transactions at this time for their own respective business purposes.  The Sellers acknowledge that the Purchaser would not enter into the Transactions with the Sellers in the absence of the protections afforded the Purchaser by the provisions set forth in this Agreement, including without limitation, the provisions set forth in this Section 6, and that the Sellers are providing these protections, and the waiver set forth in Section 9 of this Agreement, as an inducement to the Purchaser to consummate the Transactions.

(h) The Sellers are experienced, sophisticated and knowledgeable in the trading of the Company’s securities and other instruments of private and public companies and understand the disadvantage to which they may be subject on account of the disparity of the access to, and possession of, the Information between the Sellers and the Purchaser.  The Sellers has conducted an independent evaluation of the Company’s securities to determine whether to engage in the Transactions and, notwithstanding the absence of access by the Sellers to the Information, the Sellers are desirous of consummating the Transactions.

(i) The Sellers, by reason of, among other things, their business and financial experience, are capable of evaluating the merits and risks of the Transactions and of protecting their own respective interests in connection with the Transactions.

Section 7. Purchaser’s Representations, Warranties and Acknowledgements.  The Purchaser hereby represents, warrants and acknowledges to the Sellers as follows:

(a) The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite action.  This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms.

(b) The Purchaser is not subject to any provision of its constituent documents, trust agreement or any other agreement, instrument, law, rule, regulation, order, decree or judgment of any governmental authority or other restriction that would prevent the consummation of the Transactions.

(c) No notice to, filing with, or authorization, registration, consent or approval of any governmental authority or other person is necessary for the execution, delivery or performance of this Agreement or the consummation of the Transactions contemplated hereby by the Purchaser.

(d) No broker or intermediary has been retained by the Purchaser, or otherwise shall be entitled to compensation from the Purchaser, in connection with the Transactions contemplated by this Agreement.

(e) The Purchased Securities purchased by the Purchaser pursuant to this Agreement are being acquired by the Purchaser for its own account for investment only and not with a view to any public distribution thereof, and the Purchaser shall not offer to sell or otherwise dispose of the Purchased Securities so acquired by it in violation of any of the registration requirements or other provisions of applicable law.  The Purchaser is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Act.

(f) The Sellers have informed the Purchaser that the Sellers may be in possession of the Information which, if publicly disclosed, could foreseeably affect the value of the Purchased Securities, including Information that may be indicative that the value of such securities is substantially less than the purchase price being paid for the securities by the Purchaser as set forth herein.  Notwithstanding the Sellers’ possession of the Information which is not being disclosed to the Purchaser, the Purchaser wishes to enter into the Transactions at this time for its own business purposes.  The Purchaser acknowledges that the Sellers would not enter into the Transactions with the Purchaser in the absence of the protections afforded the Sellers by the provisions set forth in this Agreement, including without limitation, the provisions set forth in this Section 7, and that the Purchaser is providing these protections, and the waiver set forth in Section 10 of this Agreement, as an inducement to the Sellers to consummate the Transactions.

(g) The Purchaser is experienced, sophisticated and knowledgeable in the trading of the Company’s securities and other instruments of private and public companies and understands the disadvantage to which it may be subject on account of the disparity of the access to, and possession of, the Information between the Sellers and the Purchaser.  The Purchaser has conducted an independent evaluation of the Company’s securities to determine whether to engage in the Transactions and, notwithstanding the absence of access by the Purchaser to the Information, the Purchaser is desirous of consummating the Transactions.

(h) The Purchaser understands that (i) the Purchased Securities have not been registered under the Act or under any state securities laws, and are being offered and sold in reliance under federal and state exemptions for transactions not involving a public offering and (ii) the Purchased Securities may not be reoffered, transferred or resold, except pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements of the Act.

(i) The Purchaser is acquiring the Purchased Securities in a private transaction separate from any public offering in a manner that would not constitute a public offering or distribution or the sale or distribution thereof in violation of the Act and would not violate or require registration under the Act or any other applicable securities laws.

(j) The Purchaser, by reason of, among other things, its business and financial experience, is capable of evaluating the merits and risks of the Transactions and of protecting its own interests in connection with the Transactions.

Section 8. Survival of Representations and Warranties.  All representations and warranties provided for in this Agreement shall survive the Closing and remain in full force and effect until the first anniversary of the Closing for the benefit of the parties hereto and their successors and permitted assigns.

Section 9. Waiver by the Sellers.  The Sellers hereby irrevocably waive any and all actions, causes or actions, rights or claims, whether known or unknown, contingent or matured, and whether currently existing or hereafter arising, that they may have or hereafter acquire against the Purchaser and/or each of its respective officers, directors, shareholders, partners, members, employees, trustees, agents, representatives, managers and affiliates (collectively, the “Purchaser’s Released Persons”) in any way, directly or indirectly, arising out of, relating to or resulting from the Purchaser’s or such persons’ failure to disclose the Information to the Sellers, including, without limitation, claims the Sellers may have or hereafter acquire under applicable federal and/or state securities laws and common-law fraud doctrines.  The Sellers also agree that they shall not institute or maintain any cause of action, suit, complaint or other proceeding against any of the Purchaser’s Released Persons as a result of the Purchaser’s or such persons’ failure to disclose the Information to the Sellers.  The Sellers intend to effect a complete and knowing waiver of their respective rights as set forth herein; provided, that, nothing contained herein shall limit the Purchaser’s representations, warranties, covenants and agreements set forth in this Agreement or the Sellers’ respective remedies or abilities to enforce their respective rights relating thereto.

Section 10. Waiver by the Purchaser.  The Purchaser hereby irrevocably waives any and all actions, causes or actions, rights or claims, whether known or unknown, contingent or matured, and whether currently existing or hereafter arising, that it may have or hereafter acquire against the Sellers and/or their respective officers, directors, shareholders, partners, members, employees, trustees, agents, representatives, managers and affiliates (collectively, the “Sellers’ Released Persons”) in any way, directly or indirectly, arising out of, relating to or resulting from the Sellers’ or such persons’ failure to disclose the Information to the Purchaser, including, without limitation, claims the Purchaser may have or hereafter acquire under applicable federal and/or state securities laws and common-law fraud doctrines.  The Purchaser also agrees that it shall not institute or maintain any cause of action, suit, complaint or other proceeding against any of the Sellers’ Released Persons as a result of the Sellers’ or such persons’ failure to disclose the Information to the Purchaser.  The Purchaser intends to effect a complete and knowing waiver of its rights as set forth herein; provided, that, nothing contained herein shall limit the Sellers’ respective representations, warranties, covenants and agreements set forth in this Agreement or the Purchaser’s remedies or ability to enforce its rights relating thereto.

Section 11. Notices.  All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally or sent prepaid by nationally recognized overnight courier, and shall be deemed given when so delivered personally, or if sent by overnight courier, when noted as received by such addressee party by such overnight courier, as follows:

If to the Sellers:	TCV IV, L.P.
TCV IV Strategic Partners, L.P.
TCV III (GP)
TCV III, L.P.
TCV III (Q), L.P.
TCV Strategic Partners, L.P.
528 Ramona Street
Palo Alto, California 94301
Attention: Ric Fenton

With a copy to:	Richards, Layton & Finger, P.A.
920 N. King Street
Wilmington, Delaware 19801
	Attention:	Gregory V. Varallo
John Mark Zeberkiewicz

If to the Purchaser:	IGC Fund VI, L.P.
c/o Investor Growth Capital, Inc.
One Rockefeller Plaza, Suite 2801
New York, New York 10020
	Attention:	Michael Oporto
Philip R. Dur

With a copy to:	Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York 10020
	Attention:	Anthony O. Pergola
Richard Bernstein

or to such other address as any party hereto shall notify the other parties hereto (as provided above) from time to time.

Section 12. Expenses. Each party hereto shall pay its own expenses incident to this Agreement and the Transactions contemplated hereby.

Section 13. Governing Law; Consent to Jurisdiction; Venue.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without reference to the choice of law principles thereof.  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the Transactions contemplated hereby.  Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.  Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court.  Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 14. Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LAWSUIT, PROCEEDING OR ACTION TO ENFORCE OR DEFEND ANY RIGHT UNDER THIS AGREEMENT OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR TO BE DELIVERED IN CONNECTION WITH THIS AGREEMENT AND AGREES THAT ANY LAWSUIT, PROCEEDING OR ACTION WILL BE TRIED BEFORE A JUDGE AND NOT BEFORE A JURY.

Section 15. Assignment; Successors and Assigns; No Third Party Rights. This Agreement may not be assigned by operation of law or otherwise, and any attempted assignment shall be null and void.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns and legal representatives.  This Agreement shall be for the sole benefit of the parties to this Agreement and their respective successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any person, other than the parties hereto and their respective successors, permitted assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

Section 16. Counterparts; Facsimile Signatures.  This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.  This Agreement may be executed by facsimile signatures and delivery of such facsimile signatures to this Agreement shall constitute the execution and delivery hereof.

Section 17. Titles and Headings. The titles and headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 18. Entire Agreement; Amendment and Modification.  This Agreement constitutes the entire agreement by and among the parties with respect to the matters covered hereby and supersedes all previous written, oral or implied understandings among the parties with respect to such matters.  This Agreement may only be amended or modified in writing signed by each of the parties.

Section 19. Waiver.  Any of the terms or conditions of this Agreement may be waived at any time by the party or parties entitled to the benefit thereof, but only by a writing signed by the party or parties waiving such terms or conditions.  No waiver by any party of any breach, default, or misrepresentation hereunder, whether express or implied, may be deemed to extend to any prior or subsequent breach, default or misrepresentation hereunder.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 20. Severability. The invalidity of any portion of this Agreement shall not affect the validity, force or effect of the remaining portions of this Agreement.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

Section 21. No Strict Construction.  Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto and shall not be strictly construed against any party hereto for any reason.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the Effective Date.

TCV IV, L.P.

By:	/s/ Frederic Fenton
Name:	Frederic Fenton
Title:	Attorney in Fact

TCV IV STRATEGIC PARTNERS, L.P.

By:	/s/ Frederic Fenton
Name:	Frederic Fenton
Title:	Attorney in Fact

TCV III (GP)

By:	/s/ Frederic Fenton
Name:	Frederic Fenton
Title:	Attorney in Fact

TCV III, L.P.

By:	/s/ Frederic Fenton
Name:	Frederic Fenton
Title:	Attorney in Fact

TCV III (Q), L.P.

By:	/s/ Frederic Fenton
Name:	Frederic Fenton
Title:	Attorney in Fact

TCV III STRATEGIC PARTNERS III, L.P.

By:	/s/ Frederic Fenton
Name:	Frederic Fenton
Title:	Attorney in Fact

IGC FUND VI, L.P.

By: Investor Growth Capital, LLC, its general partner

By:	/s/ Michael V. Oporto
Name:	Michael V. Oporto
Title:	Secretary